Aksys, Ltd.

Two Marriott Drive

Lincolnshire, IL 60069

December 9, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549 -6010
Attention:	Brian Cascio
Kristin Lochhead
Kate Tillan

Re:	Aksys, Ltd.

File No. 000-28290

Response to Staff Comments on Form 10-K for the year ended December 31, 2004 Filed March 16, 2005

Ladies and Gentlemen:

This letter responds to your letter dated November 25, 2005 to Aksys, Ltd. (“Aksys” or the “Company”) relating to the Company’s filing on Form 10-K for the year ended December 31, 2004 filed March 16, 2005  (the “Filing”).

The Company’s responses to the staff’s comments are numbered to relate to the corresponding comments in your letter.  References to page numbers in our responses are to page numbers of the Filing.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Filing.

Form 10-K for the year ended December 31, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 31

1.                                       We note your response to comment one and six in our letter dated October 17, 2005 and the revised response included in your Form 10-Q for the nine months ended September 30, 2005.   It does not appear as though your disclosure describes the circumstances that occurred during the period under discussion that resulted in material changes to your revenue from sales of machines.  For example, your revenue from product sales decreased 60% from the nine months ended September 30, 2004 to the nine months ended September 30, 2005, yet your discussion does not explain why this decrease has occurred.  Please revise in future filings.

Response: Our disclosure will be revised in future filings along the following lines:

Revenue for the nine-month period ended September 30, 2005 was $1,842,000, an increase of $80,000 or 5% from $1,762,000 in the comparable period of 2004. Revenue generated from sales of the PHD System was $331,000 for the nine months ended September 30, 2005, a decrease of $498,000 or 60% from $829,000 for the nine months ended September 30, 2004.  The number of units sold varies greatly from quarter to quarter as we are still in the early commercialization stages of the PHD System. While we have continued to increase our customer base, increased competition in the home hemodialysis market contributed to the increase in rentals and decrease in sales of our machine.  In an effort to gain market acceptance of our relatively new product, we allow customers to rent the PHD System. The expectation is that over time some of these rentals may convert to sales. Rental revenue for the nine months ended September 30, 2005 was $478,000, an increase of by $210,000 or 78% from $268,000 for the nine months ended September 30, 2004.  Service and supplies revenue for the nine-month period ended September 30, 2005 was $1,033,000, an increase of $368,000 or 55% from $665,000 for the nine months ended September 30, 2004.

Product revenue from units sold is recorded when the PHD System has been installed and a patient has started training whereas rental revenue from operating leases is recognized over the duration of the lease, starting when the machine is installed and the patient starts training. Changes in the number of units sold will have a more significant impact on revenue than changes in the number of rental units. We will continue to extend renting as an option to our customers as we continue to work to increase market acceptance of our product.

While there have been no material changes to our monthly rental price over the past two years, rental revenue and service and supplies revenue has increased as our patient base has continued to grow. Service and supply revenue is generated from patient utilization of each machine we have sold or rented.   The following table shows patient growth by quarter.

Date	Number of Patients

December 31, 2003	67

September 30, 2004	106

December 31, 2004	121

September 30, 2005	163

The number of patients using the PHD System reflected in the table above includes patients using the PHD System as a result of either a sale or a rental transaction.

2.                                       In addition, in future filings please clarify whether the number of patients includes those who are being treated through sales and rentals or only through rentals.  You should also clearly disclose how patient growth impacts your rental and service and supplies revenue.

Response:  We acknowledge the staff’s comment. Please see our response incorporated into item 1.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 46

(f) Long-Lived Assets, page 47

3.                                       Refer to your response to prior comment two in our letter dated October 17, 2005.  You explain that you record transfers of machines from inventory to equipment and leased assets as an outflow of operating cash flows for inventory until the machine is placed in service as demonstration equipment or rental units, which is shown as an outflow of cash as an investing activity.  It appears as though you should only show cash used for the purchase of the machines as cash used at the time the cash is disbursed and then disclose the non-cash event of transferring the machines to service as demonstration equipment or rental units as a footnote disclosure.  Please tell us in detail why you believe that your current presentation complies with SFAS 95.

Response: We acknowledge the staff’s comment. Beginning with our Form 10-K filing for the year ended December 31, 2005 we will present all cash used to purchase machines as operating cash flows and subsequent transfers to fixed or leased assets will be disclosed as a non-cash event in the footnotes. We will reclassify the Statement of Cash Flows for all periods presented in future filings, beginning with our Form 10-K filing for the year ended December 31, 2005, to conform to this updated presentation.

In connection with responding to these comments the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *      *

We hope that the foregoing has been responsive to the staff’s comments.  If you or others have any questions or would like additional information, please do not hesitate to contact me at (847) 229-2161.

Very truly yours,

/s/ Laurence P. Birch
Laurence P. Birch
Chief Financial Officer
Aksys, Ltd.

cc:	William C. Dow
Chief Executive Officer
Aksys, Ltd.

Keith S. Crow, P.C.
Kirkland & Ellis LLP